SKB Securities, LLC

Form X-17A-5 Part IIA
of the Focus Report of the Securities and Exchange Commission
Year Ended December 31, 2021
(With Independent Auditors' Report)

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-47752

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SKB Secutities,LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

222 SW Columbia Street, Suite 700
(No. and Street)

Portland (City) Oregon (State) 97201 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

George Schreck (Name) (503) 552-3579 (Area Code – Telephone Number) gschreck@skbcos.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Geffen Mesher & Company, PC
(Name – if individual, state last, first, and middle name)

888 SW Fifth Avenue (Address) Portland (City) Oregon (State) 97204 (Zip Code)

(Date of Registration with PCAOB)(if applicable) 11/30/2009 (PCAOB Registration Number, if applicable) 3912

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George Schreck, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SKB Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



OFFICIAL STAMP
SHARON LOOFBURROW
NOTARY PUBLIC - OREGON
COMMISSION NO. 1019346
MY COMMISSION EXPIRES NOVEMBER 29, 2025

Signature: George Schreck

Title: Chief Financial Officer

Sharon Loofburrow
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



GeffenMesher
888 SW 5th Avenue Suite 800
office 503. 221. 0141 fax 503. 227. 7924
PORTLAND, OREGON | GMCO.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
SKB Securities, LLC
Portland, Oregon

Opinion on Financial Statements

We have audited the accompanying statement of financial condition of SKB Securities, LLC as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of SKB Securities, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of SKB Securities, LLC's management. Our responsibility is to express an opinion on SKB Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SKB Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental schedules of computation of net capital under Rule 15c3-1 and exemption from reserve requirements under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of SKB Securities, LLC's financial statements. The supplemental information is the responsibility of SKB Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules of computation of net capital under Rule 15c3-1 and exemption from reserve requirements under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Geffen Mesher and Company, P.C.

We have served as SKB Securities, LLC's auditor since 2004.
February 15, 2022
Portland, Oregon

December 31, 2021

ASSETS

Cash	$	38,661
Prepaid expenses		21,277
	$	59,938

LIABILITIES AND MEMBER'S EQUITY

Accrued Liabilities	$	1,000
Member's equity		58,938
	$	59,938

Year Ended December 31, 2021

Revenue:

Placement fees & contingent placement fees	$	264,178

Expenses

Commissions	187,932
Filing Fees	16,884
Escrow Bank Fees	5,677
Regulatory fees	18,293
Website operating fees	31,500
Professional fees	43,800
Administrative services	132,060
Insurance	41,472
Rent	10,956
Equipment expense	21,741
Telephone	2,448
Office expense	2,561
Taxes and licenses	1,958
	517,282

Net loss	($	253,104)

	Member's equity
Balance, January 1, 2021	$ 63,846
Net loss	(253,104)
Member contributions	248,196
Balance, December 31, 2021	$ 58,938

Year Ended December 31, 2021

Cash flows from operating activities		
Net loss	($	253,104)
Adjustments to reconcile net loss to net cash used		
in operating activities		
Expenses paid on behalf of the company		248,196
Change in operating assets and liabilities		
Due from related party		-
Prepaid expenses		4,386
Accounts Payable	(	2,250)
Accrued Liabilities		1,000
Net cash used in operating activities	(	1,772)
Capital Contributions		-
Net cash provided by financing activities		-
Net change in cash	(	1,772)
Cash at beginning of year		40,433
Cash at end of year	$	38,661

YEAR ENDED DECEMBER 31, 2021

1.   Line of business and summary of significant accounting policies

Line of business
SKB Securities, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is located in Portland, Oregon and provides real estate investment banking services to customers throughout the United States.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates based on assumptions about current and, for some estimates, future economic and market conditions that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although the Company's estimates contemplate current conditions and how management expects them to change in the future, as appropriate, it is reasonably possible that future conditions could be different than anticipated in those estimates, which could materially affect the Company's results of operations and financial position.

Revenue recognition
Placement fee & contingent placement fee revenue are fees earned for the private placement of debt and equity securities and related back-end commissions earned on those placements and are recorded based upon the terms of the agreement for each transaction. Placement fees are generally earned at a rate of 3% of equity raised from outside investors and are recognized by and paid to the Company upon the closing of an investment project and corresponding purchase of a real estate asset. Contingent placement fee revenue is earned at varying rates and is recognized by and paid to the Company upon the closing of a sale of a real estate asset. The Company believes that the participation income and related back-end commissions are not known nor do they exist until the closing of a real estate asset sale because that is when the real estate sales price is determined. This in turn determines whether any participation income and related back-end commissions are earned, as well as the amount, if any.

During the year ended December 31, 2021, the Company recognized placement fee revenue of $155,100 and contingent placement fee revenue of $109,078.

Concentration of credit risk
The Company has cash in bank deposit accounts which may exceed depository insurance limits from time-to-time. The Company has not experienced any losses in such accounts. The Company's cash balance did not exceed insurance limits in 2021.

Income taxes
The Company is a single member LLC and as such, it does not file a separate tax return; rather, its income and expenses are included in the tax returns of its member. The Company records income taxes following the separate return allocation method. This method allocates income taxes for the Company as if it were a separate taxpayer from its member. With the exception of local income taxes, the Company is not subject to Income taxes. Management evaluates tax positions taken by the Company and recognizes a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by taxing authorities.

YEAR ENDED DECEMBER 31, 2021

Subsequent events
The Company has evaluated subsequent events through February 8, 2022 which is the date these financial statements were available to be issued. Events, if any, are disclosed within the notes to these financial statements.

2.   Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $37,661, which was $32,661 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .03 to 1.

3.   Related party transactions

The Company is a single member LLC, wholly-owned by ScanlanKemperBard Companies ("SKB"). SKB is engaged in real estate merchant banking, development and investment. During 2021, the Company earned 100% of its placement fees in deals in which SKB was the operating manager.

Under a facilities-sharing agreement, SKB provides the Company with administrative services, computer equipment and software, facilities, equipment and supplies. In consideration of the services and resources, the Company either pays SKB a monthly payment or accepts a capital contribution based upon mutually agreed pro rata amounts as described in the facilities sharing agreement. SKB charged the Company approximately $264,000 in 2021 of which $220,000 was treated as capital contributions to the Company. During the year ended December 31, 2021, SKB incurred a commission of approximately $28,000 on behalf of the Company. This transaction was treated as a capital contribution to the Company.

4.   Going concern and related party support

The Company has experienced operating losses and negative cash flows from operations for six consecutive years.   The major part of the Company's working capital requirements is provided by SKB. SKB is reliant upon the Company's function as a broker dealer in order to continue with its primary operations. SKB has committed to fund the Company's net capital needs, should it be required. Having considered this and made due inquiries, the Company's management has determined SKB possesses the financial capabilities to fulfill its commitment and continues using the going concern basis of accounting in preparing the financial statements which assumes the Company will continue in operation for the foreseeable future.

SKB SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2021

Net capital

Total member's equity	$	58,938

Less nonallowable asset

Prepaid expenses		21,277

Net capital	$	37,661

Aggregate indebtedness	$	1,000

Computation of basic net capital requirements

Minimum net capital required	$	5,000

Excess net capital	$	32,661

Ratio of aggregate indebtedness to net capital		0.03 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2021.

YEAR ENDED DECEMBER 31, 2021

Exemptive provisions
The Company is claiming an exemption from Rule 15c3-3 under subsection (k)(2)(i) as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between broker or dealer and its customers through one or more bank escrow accounts where funds are designated as a special account for the exclusive benefit of the issuer of the securities being sold by the Company.

SKB SECURITIES, LLC
EXEMPTION FROM RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

11



GeffenMesher
888 SW 5th Avenue Suite 800
office 503. 221. 0141 fax 503. 227. 7924
PORTLAND, OREGON | GMCO.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
SKB Securities, LLC
Portland, Oregon

We have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) SKB Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which SKB Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (2)(i) (exemption provisions) and (2) SKB Securities, LLC stated that SKB Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. SKB Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SKB Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Geffen Mesher and Company, P. C.

February 15, 2022
Portland, Oregon

February 3, 2022

Securities Exchange Commission
100 F Street, NE
Washington, DC 20549

RE; Exemption Report for SEC Rule 15c3-3

To the SEC:

In accordance with SEC Rule 15c3-3, SKB Securities, LLC. ("SKB") hereby is claiming an exemption from Rule 15c3-3 under subsection (k)(2)(i), based on the following representations:

- SKB Securities carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank escrow accounts where funds are designated as a special account for the exclusive benefit of the issuer of the securities being sold by SKB Securities.

- SKB Securities has met the identified exemption provisions throughout the most recent fiscal year without exception.

We assume that this adequately addresses the requirements for the exemption under Rule 15c3-3; however, should you have any questions, please contact me at (503) 552-3579 or by e-mail at gschreck@skbcos.com.

Sincerely,

SKB SECURITIES, LLC

George Schreck

George C. Schreck
Chief Financial Officer
General Counsel
Chief Compliance Officer